EXHIBIT 1
                                                                       ---------


NEWS RELEASE


DECEMBER 23, 2002



ARC ENERGY TRUST ANNOUNCES MAJOR PROPERTY ACQUISITION AND RELEASES PRELIMINARY GUIDANCE DOCUMENT FOR 2003
--------------------------------------------------------------------------------

CALGARY, DECEMBER 23, 2002 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust" or "ARC") has completed the purchase of two major oil and gas properties for $71.1 million. The effective date of the purchase is December 1, 2002. The properties are located at Ante Creek in northern Alberta and at Brown Creek in west central Alberta. Estimated 2003 production from the properties is approximately 2,000 boe/d from an established reserve base of 8.1 million barrels. The reserves are weighted approximately 60% to natural gas and 40% to oil and natural gas liquids. The purchase of the two properties was funded from existing lines of credit.

Approximately 90 per cent of these reserve estimates are derived from October 1, 2002 engineering evaluations conducted by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd.

                                             Gas        Oil & NGL's      Oil Equivalent
                                             BCF          MBBLS                MBOE
                                          --------      -----------      --------------
         Proved                             27.6          2,890               7,490
         Risked Probable                     1.3            420                 635
         Proved Plus Risk Probable          28.9          3,310               8,125

Based on expected 2003 production, the properties have a proved reserve life index of 10.3 years and an established reserve life index of 11.1 years.

The Ante Creek acquisition further strengthens ARC's dominant land position in the area and offers considerable development opportunities and long-term potential. This acquisition will provide ARC with virtual control of the main Ante Creek field, making the implementation of a field wide waterflood feasible, when a positive response is observed from the existing pilot waterflood. The main Ante Creek oil pool was discovered in 1996 and purchased by ARC in April 2000. Production in the area is primarily sweet oil from moderate depths, although the field does have a significant gas cap. Since ARC's initial entry into the Ante Creek area, the company has had a 100 per cent drilling success having drilled, cased and placed on production 20 oil wells. Development activity has increased production from 900 boe/d at the time of acquisition to the current production rate of 2,370 boe/d. This acquisition will add a further 1,200 boe/d to ARC's existing Ante Creek production.

The following map depicts ARC's existing Ante Creek land and the newly purchased interest:

[GRAPHIC OMITTED]


The Brown Creek acquisition provides ARC with an approximate 35 per cent working interest in a west central Alberta gas property. This foothills gas field has been producing since 1995, with the bulk of development having occurred since 1999. The play is characterized by high deliverability gas wells that have fairly steep initial decline. ARC expects 2003 production to average approximately 800 boe/d.

The company also announced the cessation of the "Liquids Acceleration Project" at the Caroline Swan Hills pool and the completion of a sale of a minor property in central Alberta for $8 million. The proceeds from the sale of this property will be used to reduce ARC's existing debt. The production volume associated with these activities and other minor properties to be disposed of was approximately 800 boe/d for 2002. The combined impact of the property acquisitions and dispositions should result in a December 2002 exit rate of approximately 43,000 boe/d.

ARC's Board of Directors approved a $115 million capital budget for 2003. The following table summarizes the key budget parameters for 2003 as compared to our expectations for 2002 and takes into consideration both the acquired and disposed properties:

Production Volumes                             2002F                    2003F
-------------------------------------------------------------------------------

Oil (b/d)                                      20,700                   20,600
Gas (mmcf/d)                                      108                      111
NGLS & condensates (b/d)                        3,400                    3,100
-------------------------------------------------------------------------------
TOTAL                                          42,100                   42,150
-------------------------------------------------------------------------------

Operating Costs                             $6.50/boe                $6.25/boe
General & Administrative Costs              $1.00/boe                $1.05/boe
Depreciation, Depletion &
  Amortization Costs                       $10.50/boe               $10.50/boe
-------------------------------------------------------------------------------

A more detailed budget breakdown is provided on ARC's website
(WWW.ARCRESOURCES.COM). The website data will be updated on a quarterly basis.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $1.8 billion. The Trust currently has an interest in oil and gas production of approximately 42,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2002 and beyond; the sources, deployment and allocation of expected capital in 2002 and 2003; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; the company's ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow to meet its current and future obligations; its ability to access external sources of debt and equity capital; and other risks and uncertainties inherent in oil and gas production operations. Although ARC believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this news release, and ARC does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

ARC RESOURCES LTD.

                                John P. Dielwart,
                      President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:
         Investor Relations, E-mail: arc_energy_trust @arcresources.com
 Telephone: (403) 503-8600    Fax: (403) 509-6417    Toll Free 1-888-272-4900
             Suite 2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9